January 25, 2012

VIA EDGAR AND FEDERAL EXPRESS

Russell Mancuso
Branch Chief
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	MagneGas Corporation
Registration Statement on Form S-l Filed December 20, 2011
File No. 333-178643

Dear Mr. Mancuso:

We hereby submit the responses of MagneGas Corporation (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated January 13, 2012, to Dr. Ruggero Maria Santilli, the Chief Executive Officer of the Company, in regard to the above-referenced Registration Statement on Form S-1 (the “Original Form S-1”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.  References herein to page numbers are to the page numbers in Amendment No. 1 to the Original Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on January 25, 2012 (the “Amendment”).  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Amendment.

Prospectus Cover Page

1.
Schedule A, paragraph 16 of the Securities Act and Item 501 (b)(3) of Regulation S-K require that you disclose the price at which the securities will be sold. Given the lack of an established market for your warrants, please disclose the fixed price at which the warrants will be sold. We will not object if you disclose that the warrants will be sold at the disclosed fixed price until your warrants are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

Company Response: We have revised the prospectus cover page to disclose the price at which the warrants will be offered.

Prospectus

2.
Please provide us independent, objective support for your claims regarding the price of your product relative to alternatives, the ratings of your product by "independent users," the potential uses for your product, and the capabilities of your Plasma Arc Flow technology to gasify the types of waste you disclose with the minimal by-products that you disclose. Also, provide us independent, objective support for your factual statements in the prospectus regarding industry and market developments, trends and size. Include in your response a clear explanation of how your product is capable of addressing the entire market that you describe. Ensure that the statements in all material that you provide to us in response to this comment are keyed clearly to the relevant statements in your disclosure.

Company Response: Included with the hard copy of this letter that we are sending to the Staff, we have attached a package of materials that provide support for our disclosure statements in the prospectus.

We have removed the following phrase from the Amendment, “but can also be used to power forklifts, natural gas automobiles, power generators and other natural gas uses” when discussing the uses of MagneGas. While the Company uses MagnsGas to operate its forklifts, automobiles and generators, it does not currently sell MagneGas for this purpose in the market and therefore has not had any independent evaluations done on MagneGas for these purposes.

Our Company, page 1

3.
Please disclose prominently in this section the amount of your losses in your most recently reported year-to-date period compared to the same period in the previous year. Also disclose prominently in this section the amount of cash currently used in your operations per month.

Company Response: We have revised this section to disclose the amount of our losses in our most recently reported year-to-end period compared to the same period in the previous year and the amount of cash currently used in our operations per month.

Executive Compensation, page 27

4.
In your next amendment, please ensure that you update your executive compensation disclosure to include information for the last completed fiscal year.

Company Response: We have updated the executive compensation disclosure to include information for the last completed fiscal year.

Signatures

5.
Please indicate below the second paragraph of text required on the Signatures page who signed your document in the capacity of principal accounting officer or controller.

Company Response: We have revised the Signature page to indicate who signed the document in the capacity of principal accounting officer.

Exhibits

6.
Please revise to include the interactive data file exhibit required by Regulation S-K Item 601.

Company Response: We have revised the Amendment to include the interactive data file exhibit for our financials for the quarter ended September 30, 2011.

Exhibit 5.1

7.
Please file an opinion that addresses all securities identified in the fee table of your registration statement. The opinion should address the shares that have already been issued, not just those "issuable." The opinion also should address whether the offered warrants are binding obligations of the registrant under the law of the jurisdiction governing the warrants.

Company Response: Our legal counsel has filed a revised opinion that addresses all securities identified in the fee table of our registration statement.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Gregg E. Jaclin, Esq. of Anslow & Jaclin, LLP, our outside special securities counsel at (732) 409-1212.

Sincerely,

MagneGas Corporation

By:	/s/ Dr. Ruggero Maria Santilli
Dr. Ruggero Maria Santilli
President and Chief Executive Officer